Filed by HighCape Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HighCape Capital Acquisition Corp.

Commission File No. 001-39486

Date: April 22, 2021

On Thursday, April 22, 2021, Quantum-Si Incorporated (“Quantum-Si”), HighCape Capital Acquisition Corp.’s business combination target, issued a press release entitled “Quantum-Si Announces Appointment of Claudia Napal Drayton as Chief Financial Officer” A copy of the press release and weblink are set forth below:

https://www.businesswire.com/news/home/20210422005502/en/Quantum-Si-Announces-Appointment-of-Claudia-Napal-Drayton-as-Chief-Financial-Officer

Quantum-Si Announces Appointment of Claudia Napal Drayton as
Chief Financial Officer

GUILFORD, Conn. -- Apr. 22, 2021 -- Quantum-Si Incorporated, a pioneer in next-generation semiconductor chip-based proteomics, announced today the appointment of Claudia Napal Drayton as Chief Financial Officer.

“Claudia joins Quantum-Si at a period of growth in anticipation of our planned merger with HighCape Capital Acquisition Corp. and oversubscribed $425 million PIPE financing to pioneer an end-to-end proteomics solution,” said John Stark, Chief Executive Officer of Quantum-Si. “Claudia’s tenure in senior and executive financial leadership positions within public companies along with her stellar record of driving near- and long-term financial growth will be critical as we prepare for our entry into the public markets. We welcome Claudia to the team.”

Ms. Drayton brings over 20 years of experience as an accomplished finance leader across public equity markets, mergers and acquisitions, and planning and forecasting. Prior to joining Quantum-Si, she served as Chief Financial Officer at CHF Solutions, where she led its transition from a research and development company to a commercial-stage entity. She also held multiple roles of increasing seniority at Medtronic, most recently as Chief Financial Officer and Senior Finance Director for Medtronic’s Integrated Health Solutions Business, where she was responsible for profitability management, acquisition integration, merger and acquisitions, planning and forecasting, management reporting and business model innovation. Ms. Drayton holds a Master of Business Administration from the Carlson School of Management at the University of Minnesota and a Bachelor of Business Administration in Accounting from the University of Mary Hardin-Baylor.

“I’m excited to join the leadership team at Quantum-Si to apply my experience leading financial strategy and execution at public life science companies as the company prepares to enter the public markets,” said Ms. Drayton. “I look forward to contributing to Quantum-Si’s mission to lead a new wave of innovation in life sciences by helping scientists and clinicians understand biology and disease, better, faster and more accurately using the power of proteomics.”

"Our management team previously worked with me to launch next generation DNA sequencing, and at Quantum-Si we are leveraging next-generation protein sequencing to transform how we study and ultimately diagnose disease," said Dr. Jonathan Rothberg, Founder of Quantum-Si. "I look forward to working with Claudia who we believe has the financial skills needed to shepherd us on our mission to launch the first semiconductor chip designed to analyze the molecules of life, and create long-term value for our future customers and our shareholders."

About Quantum-Si

Founded by Dr. Jonathan Rothberg in 2013, Quantum-Si is focused on revolutionizing the growing field of proteomics. The company’s suite of technologies are powered by a first-of-its-kind semiconductor chip designed to enable single-molecule next-generation protein sequencing, and digitize proteomic research in order to advance drug discovery and diagnostics beyond what has been possible with DNA sequencing.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between HighCape Capital Acquisition Corp. (“HighCape”) and Quantum-Si Incorporated (“Quantum-Si”) (the “Business Combination”), HighCape has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of HighCape’s common stock in connection with HighCape’s solicitation of proxies for the vote by HighCape’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HighCape to be issued in the Business Combination. HighCape’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of HighCape as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com.

Participants in the Solicitation

HighCape and its directors and executive officers may be deemed participants in the solicitation of proxies from HighCape’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in HighCape is contained in the Registration Statement for the Business Combination, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

Quantum-Si and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of HighCape in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Quantum Si’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Quantum-Si’s expectations with respect to future performance, development of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to Business Combination, the timing of the completion of the Business Combination, the completion of the PIPE, and the size and potential growth of current or future markets for the combined company’s future products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside HighCape’s and Quantum-Si’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against HighCape and Quantum-Si following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of HighCape and Quantum-Si, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on Quantum-Si’s business and/or the ability of the parties to complete the Business Combination; the inability to obtain or maintain the listing of the combined company’s shares of Class A common stock on The Nasdaq Stock Market following the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Quantum-Si to grow and manage growth profitably and retain its key employees; costs related to the Business Combination; changes in applicable laws or regulations; the ability of the combined company to raise financing in the future; the success, cost and timing of Quantum-Si’s and the combined company’s product development activities; the potential attributes and benefits of Quantum-Si’s and the combined company’s products and services; Quantum-Si’s and the combined company’s ability to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; Quantum-Si’s and the combined company’s ability to identify, in-license or acquire additional technology; Quantum-Si’s and the combined company’s ability to maintain Quantum-Si’s existing license, manufacture and supply agreements; Quantum-Si’s and the combined company’s ability to compete with other companies currently marketing or engaged in the development of products and services that Quantum-Si is developing; the size and growth potential of the markets for Quantum-Si’s and the combined company’s future products and services, and each of their ability to serve those markets, either alone or in partnership with others; the pricing of Quantum-Si’s and the combined company’s products and services following anticipated commercial launch; Quantum-Si’s and the combined company’s estimates regarding future expenses, future revenue, capital requirements and needs for additional financing; Quantum-Si’s and the combined company’s financial performance; and other risks and uncertainties indicated from time to time in HighCape’s Annual Report on Form 10-K for the year ended December 31, 2020 and the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in HighCape’s other filings with the SEC. HighCape and Quantum-Si caution that the foregoing list of factors is not exclusive. HighCape and Quantum-Si caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HighCape and Quantum-Si do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investor Relations

Mike Cavanaugh or Mark Klausner

Westwicke, an ICR Company

(646) 677-1838

QSI-IR@westwicke.com

Media Relations

Cammy Duong

Westwicke, an ICR Company

(203) 682-8380

QSI-PR@westwicke.com

[End of Press Release]

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between HighCape Capital Acquisition Corp. (“HighCape”) and Quantum-Si Incorporated (“Quantum-Si”) (the “Business Combination”), HighCape has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of HighCape’s common stock in connection with HighCape’s solicitation of proxies for the vote by HighCape’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HighCape to be issued in the Business Combination. HighCape’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of HighCape as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com.

Participants in the Solicitation

HighCape and its directors and executive officers may be deemed participants in the solicitation of proxies from HighCape’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in HighCape is contained in the Registration Statement for the Business Combination, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

Quantum-Si and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of HighCape in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Quantum Si’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Quantum-Si’s expectations with respect to future performance, development of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to Business Combination, the timing of the completion of the Business Combination, the completion of the PIPE, and the size and potential growth of current or future markets for the combined company’s future products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside HighCape’s and Quantum-Si’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against HighCape and Quantum-Si following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of HighCape and Quantum-Si, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on Quantum-Si’s business and/or the ability of the parties to complete the Business Combination; the inability to obtain or maintain the listing of the combined company’s shares of Class A common stock on The Nasdaq Stock Market following the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Quantum-Si to grow and manage growth profitably and retain its key employees; costs related to the Business Combination; changes in applicable laws or regulations; the ability of the combined company to raise financing in the future; the success, cost and timing of Quantum-Si’s and the combined company’s product development activities; the potential attributes and benefits of Quantum-Si’s and the combined company’s products and services; Quantum-Si’s and the combined company’s ability to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; Quantum-Si’s and the combined company’s ability to identify, in-license or acquire additional technology; Quantum-Si’s and the combined company’s ability to maintain Quantum-Si’s existing license, manufacture and supply agreements; Quantum-Si’s and the combined company’s ability to compete with other companies currently marketing or engaged in the development of products and services that Quantum-Si is developing; the size and growth potential of the markets for Quantum-Si’s and the combined company’s future products and services, and each of their ability to serve those markets, either alone or in partnership with others; the pricing of Quantum-Si’s and the combined company’s products and services following anticipated commercial launch; Quantum-Si’s and the combined company’s estimates regarding future expenses, future revenue, capital requirements and needs for additional financing; Quantum-Si’s and the combined company’s financial performance; and other risks and uncertainties indicated from time to time in HighCape’s Annual Report on Form 10-K for the year ended December 31, 2020 and the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in HighCape’s other filings with the SEC. HighCape and Quantum-Si caution that the foregoing list of factors is not exclusive. HighCape and Quantum-Si caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HighCape and Quantum-Si do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.